May 14, 2013

VIA EDGAR CORRESPONDENCE

Mr. John M. Ganley
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Washington, D.C. 20549

Re:	Morgan Creek Global Funds (the “Trust”) on behalf of one of its respective series:
Morgan Creek Tactical Allocation Fund (“Fund”)

File Nos. 333-184160, 811-22754

Dear Mr. Ganley:

This letter is in response to the comments provided via e-mail on October 26, 2012 to the Initial Registration Statement for the Trust, which was filed with the Securities and Exchange Commission (“SEC”), on September 28, 2012.  The comments provided by the SEC Staff and the responses of the Trust are listed below:

PROSPECTUS

Investment Objective (page 3)

1.
Comment: The first sentence of the objective states that the “investment objective is to provide superior long-term total investment return (capital gains plus income) through an actively managed portfolio of global securities that exhibit a lower level of volatility than traditional equity benchmarks.” (Emphasis added.) The language that we italicized concerns the Fund’s strategy for achieving superior long-term total investment returns. Please move the italicized language to the Fund’s discussion of its investment strategy.

Response:	We have revised the disclosure as requested.

Fees and Expenses (page 3)

2.
Comment: Please provide the introduction to the fee table required by Item 3 of Form N-1A, which concerns reductions in the sales load. Please also provide a cross-reference to other parts of the prospectus which provide more information about the reductions in sales load.

Response:	We have revised the disclosure as requested.

3.
Comment: The Fund discloses in the Principal Investment Strategies section that it may engage in short sales. Please confirm that the fee table includes an estimate of dividends that will be paid on securities sold short. See AICPA Audit and Accounting Guide: Investment Companies 7.101.j (May 1, 2011).

Response:
Use of short sales will not be a principal investment strategy of the Fund and likely will not have an impact on total expenses. To clarify, we have moved the short sale disclosure to the section of the prospectus titled “Other Investment Strategies.”

4.	Comment: The Fund also discloses that it may borrow for investment purposes. Please include an estimate of the expenses of borrowing in the fee table.

Response:
Use of borrowings for investment purposes will not be a principal investment strategy of the Fund and likely will not have an impact on total expenses. To clarify, we have moved the borrowing for investment purposes disclosure to the section of the prospectus titled “Other Investment Strategies.”

5.
Comment: Footnote (2) to the fee table provides that the Adviser has contractually agreed to limit the expenses of the Fund. Please ensure that the expense limitation agreement has a term of at least a year from the date of effectiveness. Please also ensure that the agreement is filed as an exhibit to the registration statement.

Response:	The expense limitation agreement has a term of at least a year from the date of effectiveness and will be filed as an exhibit to the registration statement.

Principal Investment Strategies (page 4)

6.
Comment: Since the Trust has “global” in its name, any series of the Trust must have investment policies consistent with those of a global fund. The Commission has stated that it would expect a fund with “global” in its name to diversify its assets in “investments that are tied economically to a number of different countries throughout the world.” See Investment Company act Release No. 24828, note 42 (Jan. 17, 2001). The paragraph of the Principal Investment Strategies section states that although the Fund, anticipates that the weighting of non-U.S. securities will exceed 40% of the portfolio assets, “the Adviser may determine that conditions warrant a lower level of exposure.” Inasmuch as this policy does not provide a minimum amount that must be invested in non-U.S. securities, please revise the policy to ensure that the Fund will remain significantly invested in non-U.S. securities. See e.g., Cohen & Steers Global Realty Shares, Inc., 485BPOS (filed April 26, 2012) (http://www.sec.gov/Archives/edgar/data/1033969/000119312512186457/d269481d485bpos.htm) (providing that the fund will invest at least 40% of its assets in non-U.S. securities under normal market conditions and at least 30 % of its assets in non-U.S. securities under circumstances non deemed favorable by the adviser).

Response:	The Trust has changed its name to the Morgan Creek Series Trust.

7.
Comment: The second paragraph of this section states that the Fund may use derivatives, options, futures, total return swaps, and other hedging instruments. Please review the Fund’s disclosure to ensure that it accurately describes the use of derivatives and their risks. In connection with this please consider the Division of Investment Management’s observations on derivatives related disclosure in the letter from Barry D. Miller, Associate Director, Office of Legal and Disclosure, to Karrie McMillan, General Counsel, Investment Company Institute, dated July 30, 2010 (http://www.sec.gov/divisions/investment/guidance/ici073010.pdf).

Response:	The Fund confirms that the current disclosure related to the use and risks of derivatives is accurate.

8.
Comment: The second paragraph of this section states that the Fund may enter into total return swaps. Please disclose in an appropriate location in the registration statement that the Fund will segregate liquid assets to cover the notional amount of total return swaps.

Response:	We have replaced the disclosure under “Leverage Risk” in the Principal Investment Risks section of the prospectus with the following:

“Certain transactions of the Fund, such as investment in derivative instruments, may give rise to leverage, causing the Fund to be more volatile than if it had not been leveraged. To mitigate leveraging risk, the Adviser will segregate or “earmark” liquid assets or otherwise cover the transactions that may give rise to such risk. The use of leverage may cause the Fund to liquidate portfolio positions to satisfy its obligation to meet segregation requirements when it may not be advantageous to do so. Leverage, including borrowing, may cause the Fund to be more volatile than if the Fund had not been leveraged. This is because leverage tends to exaggerate the effect of any increase or decrease in the value of a Fund’s securities.”

9.
Comment: The fourth paragraph of this section states that the Fund may invest in “non-investment grade debt.” Please include the term “junk bonds” when referring to “non-investment grade debt.” In addition, please disclose the risk of investing in junk bonds in the Principal Investment Risks section.

Response:
The Fund’s investments in fixed income securities will principally be in investment grade fixed income securities. To clarify, we have moved the “non-investment grade debt” disclosure to the section of the prospectus titled “Other Investment Strategies” and have updated the disclosure to note that such securities are also referred to as “junk bonds.”

10.
Comment: The fifth paragraph of this section states that the Fund may sell securities short in an amount equal to 50% of the net assets of the Fund. If the Fund will invest the proceeds of the short sale in other securities, please disclose that strategy. In addition, the fifth paragraph states that the Fund may borrow from “financial institutions.” Please replace the term “financial institutions” with “banks.” See Section 18(f)(1) of the Investment Company Act of 1940.

Response:
Selling securities short will not be a principal investment strategy of the Fund. To clarify, we have moved the short sale disclosure to the section of the prospectus titled “Other Investment Strategies” and have made the additional disclosure change as requested.

11.
Comment: The Principal Investment Risks section discusses “Commodities Risk.” Please discuss in the Principal Investment Strategies Section of the Prospectus Summary the Fund’s investments in commodities. Please specify the types of commodities in which the Fund expects to invest.

Response:
Investment in commodities will not be a principal investment strategy of the Fund. To clarify, we have moved the “Commodities Risk” disclosure to the section of the prospectus titled “Other Investment Risks.”  Any non-principal investment by the Fund in commodities will likely be via investment in an exchange traded fund.

12.
Comment: The Principal Investment Risks section discusses “Private Investment Fund Risk.” Please discuss in the Fund’s Principal Investment Strategies section in the Prospectus Summary the Fund’s investments in Private Investment Funds. Please confirm that the fee table will include an estimate of the expenses of Private Investment Fund investments in the Acquired Fund Fees and Expenses line item.

Response:	We have added the following disclosure to the Principal Investment Strategies section of the prospectus:

The Fund may invest in private investment funds (often called hedge funds).

The “Other Expenses” line, once completed, will included the requested estimate.

Additional Information About the Fund—Principal Investment Strategies (page 8)

13.
Comment: This section discloses that the Fund may invest in credit default swaps. Please disclose in the registration statement that when the Fund acts as a protection seller the Fund will segregate the full notional amount of the swap.

Response:	We have added the following statement to the “Credit Default Swaps” disclosure in the Principal Investment Strategies section of the prospectus:

“To mitigate leveraging risk, the Adviser will segregate or “earmark” liquid assets or otherwise cover the transactions that may give rise to such risk.”

14.
Comment: The last sentence of the paragraph captioned “Fixed Income Securities” states that the Fund will invest in fixed income securities that are rated “investment grade.” Disclosure in the summary section indicates that the Fund may invest in non-investment grade debt. Please ensure that the credit policy of fixed income securities is disclosed consistently throughout the prospectus.

Response:	The Fund’s principal investment in fixed income securities will be in investment-grade fixed income securities. We have revised the disclosure accordingly.

PART C

Signatures

15.
Comment: We note that in addition to the officers and trustees who signed the registration statement, the Statement of Additional Information identifies three independent trustees (William C. Blackman, Michael S. McDonald and Sean S. Moghavem) and one interested trustee (Michael Hennessey) who have not signed the registration statement. Please ensure that a majority of the trustees execute the next amendment to the registration statement. See Section 6(a) of the Securities Act of 1933 (“Securities Act”) (requiring, among other things, that a registration statement be signed by a majority of the board of directors).

Response:	The Trust had one trustee on September 28, 2012. On December 4, 2012 the Board was increased and the entire Board will execute future amendments to the Registration Statement

GENERAL COMMENTS

16.	Comment: Where a comment is made in one location, it is applicable to all similar disclosure appearing elsewhere in the registration statement.

Response:	We will apply comments to all sections of the registration statement, as appropriate.

17.
Comment: We note that portions of the filing are incomplete. We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information supplied supplementally, or on exhibits added in any pre-effective amendments.

Response:	We have submitted an updated registration statement for the Staff’s review. The Registrant affirms that it will file another pre-effective amendment to complete all remaining blanks.

18.
Comment: If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective in reliance on Rule 430A under the Securities Act, please identify the omitted information to us supplementally, preferable before filing the final pre-effective amendment.

Response:	The Trust will not rely on Rule 430A under the Securities Act.

19.	Comment: Please advise us if you have submitted or expect to submit exemptive applications or no-action requests in connection with your registration statement.

Response:	The Trust has not and does not intend to submit exemptive applications or no-action requests in connection with this registration statement.

20.
Comment: Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act. Where no changes will be made in the filing in response to a comment, please indicate this fact in a supplemental letter and briefly state the basis for your position.

Response:	The Trust is submitting this letter as response to the staff’s comments in addition to the amendments made to the Trust’s registration statement via a pre-effective amendment.

21.
Comment: We urge all persons who are responsible for the accuracy and adequacy of disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require for an informed decision. Since the Trust and its management are in possession of all facts related to the Fund’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:	We are filing an amended registration statement for the Fund via a pre-effective amendment.

22.
Comment: Notwithstanding our comments, in the event the Trust requests acceleration of the effective date of the pending registration statement, it should furnish a letter at the time of such request, acknowledging that

•	should the Commission or the staff, acting pursuant to delegated authority, declare they filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•
the action of the Commission of the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relive the Trust from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Trust many not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Response:	The Trust is not seeking acceleration of the effective date of the pending registration statement.

The Trust acknowledges that it is responsible for the adequacy and accuracy of the disclosures in this pre-effective amendment and that it may not assert staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.  The Trust further acknowledges that staff comments or changes to disclosures in response to staff comments in this pre-effective amendment do not foreclose the Securities and Exchange Commission from taking any action with respect to such filing.

Please contact me at (617) 662-1742 if you have any questions regarding the Trusts’ responses.

Very truly yours,

/s/ David James
David James

EXHIBIT

Via EDGAR Correspondence

May 14, 2013

Mr. John M. Ganley
Securities and Exchange Commission
Investment Company Division
100 F. Street, N.E.
Washington, DC 20549

Re:	Morgan Creek Global Funds (the “Trust”) on behalf of one of its respective series:
Morgan Creek Tactical Fund (“Fund”)

File Nos. 333-184160, 811-22754

Dear Mr. Ganley:

In connection with a response being made on behalf of Morgan Creek Global Funds (“Trust”) to comments you provided with respect to  the Initial Registration Statement to the Trust’s registration statement on Form N-1A filed on EDGAR on September 28, 2012, which were provided to me via e-mail on October 26, 2012 (the “Registration Statement”), the Trust hereby acknowledges that:

•	the Trust is responsible for the adequacy and the accuracy of the disclosure in the Registration Statement;

•
comments of the staff of the Securities and Exchange Commission (“SEC Staff”) or changes to disclosure in response to SEC Staff comments in the Registration Statement reviewed by the staff do not foreclose the Securities and Exchange Commission from taking any action with respect to the Registration Statement; and

•	the Trust may not assert SEC Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws.

We hope that the foregoing is responsive to your request made on October 26, 2012.  Please do not hesitate to contact the undersigned at (617) 662-1742 if you have any questions concerning the foregoing.

Very truly yours,

/s/ David James
David James